                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 AMENDMENT NO.1
                                       TO
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                       Pinnacle Financial Services, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  723462-10-7
                                 (CUSIP Number)

                                 March 3, 1998
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

                    This document contains no Exhibit index.





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CUSIP No. 723462-10-7


1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cyrus A. Ansary (S.S. No. ###-##-####)

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)     [X]
         (b)     [ ]

3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America


NUMBER OF SHARES             5)      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                    1,125,454
PERSON WITH
                             6)      SHARED VOTING POWER

                                     0

                             7)      SOLE DISPOSITIVE POWER

                                     1,125,454

                             8)      SHARED DISPOSITIVE POWER

                                     0

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,125,454

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.1%

12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN




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CUSIP No. 723462-10-7

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ansaco LP/LLP (TIN No.: 52-2085310)

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

         (a)     [X]
         (b)     [ ]

3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia


NUMBER OF SHARES             5)      SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                    63,500
PERSON WITH
                             6)      SHARED VOTING POWER

                                     0

                             7)      SOLE DISPOSITIVE POWER

                                     63,500

                             8)      SHARED DISPOSITIVE POWER

                                     0

9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         63,500

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

         [ ]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Less than 1%

12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN





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                                  SCHEDULE 13G

Item 1(a).  Name of Issuer.

         Pinnacle Financial Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

         830 Pleasant Street
         St. Joseph, Michigan  49805

Item 2(a).  Name of Person Filing.

         Cyrus A. Ansary
         Ansaco LP/LLP

Item 2(b).  Address of Principal Business Office or, if
                 none, Residence:

         1725 K Street, N.W., Suite 410
         Washington, D.C.  20006

Item 2(c).  Citizenship.

         United States of America
         Virginia

Item 2(d).  Title of Class of Securities.

         Common Stock, no par value

Item 2(e).  CUSIP Number.

         723462-10-7

Item 3.          If this statement is filed pursuant to Sections
                 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)     [ ]   Broker or Dealer registered under Section 15 of the
                       Act (15 U.S.C. 78o)

         (b)     [ ]   Bank as defined in Section 3(a)(6) of the Act (15
                       U.S.C. 78c)

         (c)     [ ]   Insurance Company as defined in Section 3(a)(19) of
                       the Act (15 U.S.C. 78c)

         (d)     [ ]   Investment Company registered under Section 8 of the
                       Investment Company Act of 1940 (14 U.S.C. 80a-8)





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         (e)     [ ]   An Investment Adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E)

         (f)     [ ]   An Employee Benefit Plan or Endowment Fund in
                       accordance with Section 240.13d-1(b)(1)(ii)(F)

         (g)     [ ]   A Parent Holding Company or Control Person in
                       accordance with Section 240.13d-1(b)(1)(ii)(G)

         (h)     [ ]   A Savings Association as defined in Section 3(b) of
                       the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i)     [ ]   A Church Plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80-a-3)

         (j)     [ ]   A Group, in accordance with Section
                       240.13d-1(b)(ii)(J)

         If this statement is filed pursuant to Section 240.13d-1(c), check this box. [X]

Item 4.    Ownership.

         (a)     Amount Beneficially Owned:  1,125,454 shares
                                                63,500 shares

         (b)     Percent of Class:  9.1%
                                    less than 1%

         (c)     Number of shares as to which such person has:

                 (i)      sole power to vote or to direct the vote:
                          1,125,454
                             63,500

                 (ii)     shared power to vote or direct the vote: 0

                 (iii)    sole power to dispose of or direct the
                          disposition of: 1,125,454
                                             63,500

                 (iv) shared power to dispose of or direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

         Not applicable.





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Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

         Not applicable.

Item 9.    Notice of Dissolution of Group.

         Not applicable.

Item 10.    Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated:  March 9, 1998         /s/ Cyrus A. Ansary
                              -------------------
                              Cyrus A. Ansary

                              Ansaco LP/LLP

                              By:  LPI Corporation
                              Its: General Partner

                                     By:  /s/ Cyrus A. Ansary
                                         ----------------------
                                          Cyrus A. Ansary
                                     Its: President


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